EXHIBIT 1A




FOR IMMEDIATE RELEASE

Contact:  IndeNet                  Desmond Towey & Associates
          John Zarchen                  J. Desmond Towey
          213-466-6388                  George N. Robinson
                                        212-888-7600


        INDENET CLOSES ACQUISITION OF STARCOM TELEVISION SERVICES
                 AND ANNOUNCES PRO FORMA OPERATING RESULTS

     Los Angeles, CA -- February 13, 1996 -- IndeNet, Inc. (NASDAQ NM: INDE) completed the acquisition of Burbank, CA-based Starcom Television Services, Inc. ("Starcom") in an all stock transaction. Starcom's core business is the delivery of syndicated television programming and television commercials to television stations, cable systems and other television providers. Starcom competes with IndeNet's Chicago-based, wholly-owned subsidiary, Mediatech, Inc.

     Under the terms of the agreement, approximately one million (1,000,000) shares of IndeNet's common stock are to be exchanged for 100% of Starcom's outstanding shares, and for the repayment of certain indebtedness owed to the Starcom stockholders. The actual number of shares to be issued for the Starcom shares is based on Starcom's operating results during the period from January 1, 1996 through March 31, 1996, and may therefore be more or less than 1,000,000 shares. IndeNet issued 500,000 shares of its Common Stock at the initial closing. The remaining shares are held back pending audit and certain true-up provisions. All of the IndeNet common shares issued in the Starcom transaction are locked up for a period of twelve (12) months and thereafter any sales are limited to pro-rata sales over a period of an additional twenty-four (24) months.

     Andre Blay, previously a major shareholder of Starcom, will serve on IndeNet's Board of Directors for a period of 3 years. IndeNet intends to merge Starcom's operations into the operations of Mediatech. Pursuant to the acquisition, IndeNet has arranged and guaranteed a $2 million asset based credit facility for Starcom.

     The Company announced the pro forma combined results of operations of IndeNet, Inc. with its acquisitions of Mediatech, Inc., Starcom Television Services, Inc. and Channelmatic, Inc. For the 12 months ended December 31, 1994, combined revenues were $34,626,544 and after pro forma adjustments were $31,448,544.
The pro forma net loss was ($2,491,342) and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $2,052,801. For the nine months ended December 31, 1995, pro forma revenues with adjustments were $21,030,939. The net loss was ($2,262,191) and EBITDA was $972,573.

     The Company's stated objective is to continue to build revenues of the content delivery and insertion business by acquiring other similar companies. The Company's goal is to have combined pro forma revenues of $75 to $100 million per year within 12 to 18 months as a result of acquisitions. The Company further plans to utilize The IndeNet(tm) Digital Broadcast Network to reduce delivery costs, enhance profitability and to obtain EBITDA of 25% to 30% of revenues within 18 to 24 months.
Achieving these future results assumes that the Company is successful at acquiring the necessary companies (with those combined revenue numbers) and that The IndeNet(tm) will be accepted by the market and that it will significantly reduce costs, while maintaining prices.

     IndeNet, Inc., based in Los Angeles, CA, distributes TV commercials and syndicated TV programs in both analog and digital formats. Through subsidiaries, IndeNet serves advertisers and programmers as well as television stations, cable systems and other providers with service and equipment. The IndeNet(tm) Digital Broadcast Network, a computer-based, satellite network for the distribution of TV commercials and TV programs without analog video tape, will dramatically improve efficiencies and enhance service for content delivery companies. Digital Video Receiver Players (DVRPs), built by majority-owned Channelmatic, are currently being installed at television stations around the country. The DVRPs allow for the reception of The IndeNet(tm) digital signals, for storage and for playback of TV commercials and, eventually, of programming. IndeNet's aggressive strategy of acquiring additional content delivery and broadcast equipment companies, and integrating those companies, should enhance operating margins, grow market share and add shareholder value to the Company.





                         - - Table to Follow - -


                       SUMMARY FINANCIAL INFORMATION

                             Consolidated Statement of Operations
                         Pro Forma                Pro Forma
                    Nine Months Ended        Twelve Months Ended
                    December 31, 1995        December 31, 1994


Revenue             $     21,030,939         $     31,448,544
Cost of Sales             10,392,300               15,240,403
Gross Profit              10,638,639               16,208,141

Operating Expenses:
S,G and A                  8,621,849               12,264,258
Depreciation and
Amortization               2,536,820                3,549,871
R&D                          265,162                  670,000
Corporate Overhead           779,055                1,221,082
Operating Income (loss)   (1,564,247)              (1,497,070)

Other income (expense)      (756,038)                (556,050)
Allocation to minority        58,094                 (438,222)
interest
Net loss            $     (2,262,191)        $     (2,491,342)

EBITDA              $        972,573                2,052,801

Net loss per share  $          (0.27)        $          (0.39)

EBITDA per share    $           0.11         $           0.32

Avg. number of             8,538,417                6,366,668
shares


                         Pro Forma Balance
                         Sheet
                         December 31, 1995

Current Assets:

Cash and equivalents     $     4,041,069
Restricted cash
Receivables                    4,604,281
Inventories and                2,271,868
Prepaid expenses
Total current assets          10,917,218

Property and                  13,379,915
equipment, net
Long-term assets                 800,113
Goodwill                      14,553,320
TOTAL ASSETS             $    39,650,566

Current liabiilties:

Accounts payable         $     6,228,472
and accrued expenses
Notes payable                  2,948,730
Total current liabilities      9,177,202

Notes payable to               7,923,688
shareholders of acquired
Co.
Note payable                   2,658,468
Total liabilities             19,759,358

Minority interest              1,668,463

Stockholders' equity          18,222,745

TOTAL LIABILITIES AND    $    39,650,566
STOCKHOLDERS EQUITY

Refer to the Company's forms 10-KSBA-2 and 10Q for the periods ended December 31, 1994 and 1995